SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING


[ ] Form 10-K   [ ] Form 20-F   [X] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

     For the Period Ended: December 31, 1998

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

I.   Registrant Information

                            Associates Savings and
                             Profit-Sharing Plan
               250 Carpenter Freeway, Irving, Texas 75062-2729

II.  Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable.

III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     The Registrant has had difficulties obtaining and compiling the individual fund balance information required to be filed as part of form 11K. These difficulties are directly related to the integration of the plan information from the several acquisitions in late 1998 and early 1999.


IV.   Other Information

   (1) Name and telephone number of person to contact in regard to this notification

                    Frederic C. Liskow - 972-652-4519

   (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                   [X] Yes   [_] No

   (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                   [_] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                ASSOCIATES SAVINGS AND PROFIT-SHARING PLAN

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: JUNE 28, 1999        By: /s/ John W. Lee
                               ---------------------------
                                   John W. Lee
                                   Qualified Plan Committee Member